CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
POWER 3 MEDICAL PRODUCTS, INC.

Under Section 805 of the New York Business Corporation Law

          The undersigned, being the President of Power 3 Medical Products, Inc., a corporation organized and existing under the laws of the State of New York (the “Corporation”), hereby certifies as follows:

          A. The name of the Corporation is Power 3 Medical Products, Inc. The Corporation was incorporated on May 7, 1993, with the name Sheffeld Acres Inc.

          B. The Certificate of Incorporation of the Corporation, as amended, is hereby amended to increase the total number of authorized shares of Common Stock of the Corporation. The first paragraph of Article IV shall now read in its entirety:

          “The aggregate number of shares of capital stock that the Corporation shall have authority to issue is Six Hundred Fifty Million (650,000,000), of which Six Hundred Million (600,000,000) shares shall be Common Stock, having a par value of $.001 per share, and Fifty Million (50,000,000) shares shall be Preferred Stock, having a par value of $.001 per share.”

          C. The Board of Directors of the Corporation has duly authorizing the above-referenced amendment and calling for a vote of the shareholders of the Corporation on such amendment.

          D. The shareholders of the Corporation holding a majority of all outstanding shares entitled to vote duly approved the above-referenced amendment at a special meeting of the shareholders.

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          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed as of January 29, 2009.

POWER 3 MEDICAL PRODUCTS, INC.

/s/Ira L. Goldknopf

Ira L. Goldknopf, President